UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8) *

PALTALK, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

69764K106

(CUSIP Number)

Greg R. Samuel, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 21, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69764K106
1. Names of Reporting Persons. Clifford Lerner
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3. SEC Use Only
4. Source of Funds (See Instructions) PF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 682,139
8. Shared Voting Power 0
9. Sole Dispositive Power 682,139
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 682,139
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 9.9% (1)
14. Type of Reporting Person (See Instructions) IN

(1)	The percentage is calculated based on 6,870,404 shares of the Issuer’s Common Stock reported as outstanding as of May 1, 2020, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, which was filed by the Issuer with the Commission on May 7, 2020.

This Amendment No. 8 (this “Amendment”) reflects changes to the information in the Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Person with the Commission on March 4, 2011, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Person with the Commission on December 19, 2011, Amendment No. 2 to Schedule 13D filed by the Reporting Person with the Commission on April 12, 2013, Amendment No. 3 to Schedule 13D filed by the Reporting Person with the Commission on March 7, 2016, Amendment No. 4 to Schedule 13D filed by the Reporting Person with the Commission on October 12, 2016, Amendment No. 5 to Schedule 13D filed by the Reporting Person with the Commission on December 18, 2017, Amendment No. 6 to Schedule 13D filed by the Reporting Person with the Commission on May 10, 2018 and Amendment No. 7 to Schedule 13D filed by the Reporting Person with the Commission on June 19, 2018 (as amended, the “Schedule 13D”). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

This Amendment is being filed to disclose (i) a disposition of a total of 71,599 shares of Common Stock, or approximately 1.0% of the outstanding Common Stock, of the Issuer previously reported as being beneficially owned by the Reporting Person and (ii) the forfeiture of 1,428 shares of Common Stock underlying a fully vested stock option that was forfeited in connection with the termination of the Reporting Person’s Consulting Agreement.

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D relates to the shares of common stock, $0.001 par value per share (the “Common Stock”), of Paltalk, Inc., a Delaware corporation (the “Issuer”), with principal executive offices at 122 East 42nd Street, New York, New York 10168.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a) The name of the person filing this Schedule 13D is Clifford Lerner (the “Reporting Person”).

(b) The principal business address of the Reporting Person is 406 Links Drive, Roslyn, New York 11576.

(c) The Reporting Person is the record and direct beneficial owner of the shares of Common Stock covered by this statement. The principal occupation of the Reporting Person is entrepreneur.

(d) and (e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

(f) The Reporting Person is a United States citizen.

Item 5. Interest in Securities of the Issuer.

Items 5(a) through 5(c) of the Schedule 13D are hereby amended and restated as follows:

(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person is stated in Items 11 and 13 on the cover page hereto.

(b) Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page hereto.

(c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the Reporting Person are described below:

Transaction Date	Effecting Person(s)	Shares Acquired	Shares Disposed	Price Per Share		Description of Transaction
05/20/2020	Reporting Person		3,000	$1.37	(1)	Open Market Sale
05/21/2020	Reporting Person		7,000	$1.15	(2)	Open Market Sale

(1)	The price reported in this column is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.21 to $1.50. The Reporting Person undertakes to provide to the staff of the Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in footnote (1) to this Item 5(c).
(2)	The price reported in this column is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.15 to $1.18. The Reporting Person undertakes to provide to the staff of the Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in footnote (2) to this Item 5(c).

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated as follows:

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Restricted Stock Award Agreement (incorporated by reference to Exhibit 99.5 to the Schedule 13D filed on December 19, 2011 by the Reporting Person with the SEC).
99.2	Restricted Stock Cancellation and Release Agreement, dated as of March 3, 2016, by and between the Reporting Person and the Issuer (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of the Issuer filed on March 7, 2016 by the Issuer with the SEC).
99.3	Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-8 (File No. 333-174456) of the Issuer filed on May 24, 2011 by the Issuer with the SEC).
99.4	Form of Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-8 (File No. 333-174456) of the Issuer filed on May 24, 2011 by the Issuer with the SEC).
99.5	Agreement and Plan of Merger, dated as of September 13, 2016, by and among PeerStream, Inc., SAVM Acquisition Corporation, A.V.M. Software, Inc., and Jason Katz, as the representative of A.V.M. Software, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Issuer filed on September 14, 2016 by the Issuer with the SEC).
99.6	Employment Agreement, dated October 7, 2016, by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K of the Issuer filed on October 11, 2016 by the Issuer with the SEC).
99.7	Registration Rights Agreement, dated October 7, 2016, by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of the Issuer filed on October 11, 2016 by the Issuer with the SEC).

99.8	First Amendment to Restricted Stock Award Agreement, dated October 7, 2016, by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K of the Issuer filed on October 11, 2016 by the Issuer with the SEC).
99.9	First Amendment to Restricted Stock Award Agreement, dated October 7, 2016, by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K of the Issuer filed on October 11, 2016 by the Issuer with the SEC).
99.10	Confidential Memorandum of Understanding, dated May 8, 2018, by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 99.10 to Amendment No. 6 to the Schedule 13D filed by the Reporting Person with the SEC on May 10, 2018).
99.11	Stock Purchase Agreement, dated May 8, 2018, by and among the Reporting Person, Mario Lattanzio, Brian L. Pessin and Sandra F. Pessin (incorporated by reference to Exhibit 99.11 to Amendment No. 6 to the Schedule 13D filed by the Reporting Person with the SEC on May 10, 2018).
99.12	Amended and Restated Confidential Memorandum of Understanding, dated June 15, 2018, by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 99.12 to Amendment No. 7 to the Schedule 13D filed by the Reporting Person with the SEC on June 19, 2018).
99.13	Consulting Agreement, dated June 15, 2018, by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer filed on June 19, 2018 by the Issuer with the SEC).
99.14	First Amendment to Registration Rights Agreement, dated June 15, 2018, by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of the Issuer filed on June 19, 2018 by the Issuer with the SEC).
99.15	Second Amendment to Restricted Stock Award Agreement, dated June 15, 2018, by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of the Issuer filed on June 19, 2018 by the Issuer with the SEC).
99.16	Second Amendment to Restricted Stock Award Agreement, dated June 15, 2018, by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K of the Issuer filed on June 19, 2018 by the Issuer with the SEC).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 26, 2020

CLIFFORD LERNER

/s/ Clifford Lerner